Laurie Dee +1.714.830.0679 laurie.dee@morganlewis.com

February 12, 2025

VIA EDGAR

Mr. Kenneth Ellington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    PRIMECAP Odyssey Funds (File Nos. 333-117063 and 811-21597) (the “Funds” or the “Registrant”)

Dear Mr. Ellington:

On behalf of the Registrant, we are filing this letter to respond in writing to the comments you provided by telephone on January 27, 2025, in connection with the U.S. Securities and Exchange Commission (the “SEC”) staff’s review under the Sarbanes-Oxley Act of 2002 of the Funds’ financial statements for the fiscal year ended October 31, 2024, filed with the SEC on January 3, 2025, on Form N-CSR (SEC Accession No. 0001133228-25-000096). The Registrant’s responses to both of the comments are included below.

1.	Comment:	Going forward, please disclose the expiration dates of any rights held by the Funds, in the Schedules of Investments.

	Response:	The Registrant confirms that, going forward, it will disclose the expiration dates of any rights held by the Funds, in the Schedules of Investments.

2.	Comment:	In the footnotes to the Schedules of Investments that identify fair valued securities, please disclose that the values were determined using significant unobservable inputs as required by Article 12-12, footnote 9 of Regulation S-X.

	Response:	The Registrant confirms that, going forward, it will include the requested disclosure in the footnotes to the Schedules of Investments that identify fair valued securities, as required by Article 12-12, footnote 9 of Regulation S-X.

Morgan, Lewis & Bockius llp 600 Anton Boulevard Suite 1800 Costa Mesa, CA 92626-7653 United States	T1.714.830.0600
F1.714.830.0700

U.S. Securities and Exchange Commission
February 12, 2025

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Please contact the undersigned at (714) 830-0679 or laurie.dee@morganlewis.com should you have any additional questions or comments.

Very truly yours,

/s/ Laurie A. Dee
Laurie A. Dee